EXHIBIT 99.36

CORDOVACANN ANNOUNCES OPENING OF FIRST STAR BUDS

CANNABIS RETAIL STORE IN ONTARIO

TORONTO, ONTARIO, June 9, 2020, CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that its first Star Buds branded cannabis retail store in Ontario has received confirmation from the Alcohol and Gaming Commission of Ontario that it can open today. This store is located at 181 Livingstone Street East, Unit 3, in the city of Barrie, and is operated by Cordova’s subsidiary, 2734158 Ontario Inc. (“273”). This is the first of many Star Buds cannabis retail stores to be opened across Canada by Cordova, and the Company expects to open additional stores in the coming months.

This Star Buds branded store will start processing orders for curbside pickup from customers that are made through its website www.starbuds.co, and will also be open to walk-in customers on June 13, 2020. This store will provide customers with a wide variety of products specifically curated for their needs, including flower, edibles, extracts, pre-rolls, vape pens, topicals, and tinctures, as well as branded merchandise.

“We are very excited to open our first Star Buds retail store in Barrie, and the ability to do so on such a quick timeline is a testament to our team on the ground,” stated Taz Turner, Chairman and CEO of Cordova. “We continue to work towards opening new stores and look forward to sharing our progress with both investors and consumers.”

Chris Jones, Co-founder and President of 273 commented, “We are pleased with our current momentum and look forward to migrating cannabis sales from the illicit to the regulated market. Increasing our presence in underserved regions is an important step for the continued growth of the Star Buds brand in Ontario. Our highly trained and knowledgeable staff are eager to provide exceptional service and high-quality products to local residents and people throughout the Barrie area.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of common shares of 273 and the prospect of opening additional retail stores and the potential acquisition of additional common shares of 273 pursuant to the Transaction. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

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Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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